As filed with the Securities and Exchange Commission on December 9, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

FORDING INC.

(Name of issuer or person filing (“Filer”))

This is (check one):

☒ An original filing for the Filer	☐ An amended filing for the Filer.

Identify the filing in conjunction with which this Form is being filed:

Name of registrant Form type File Number (if known) Filed by Date Filed (if filed concurrently, so indicate)	Fording Inc. 14D-9F. 1-15230. Fording Inc. Filed Concurrently

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at: Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R4, telephone (403) 260-9800.

The Filer designates and appoints Brad R. Johnston, General Manager, Willsboro Operations (“Agent”) located at 124 Mountain View Drive, Willsboro, New York, 12996-0368, (518) 963-4262,

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of the Filer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Form, the Form 14D-9F the schedules to which each such form relates and the transactions in said securities.

Signatures

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Alberta, country of Canada, this 9th day of December 2002.

FORDING INC.

By: /s/ James F. Jones

James F. Jones Corporate Secretary

     This statement has been signed by the following person in the capacities and on the date indicated.

Dated: December 9, 2002.

By: /s/ Brad R. Johnston

Brad R. Johnston General Manager Willsboro Operations